UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                       Cypress Financial Services, Inc.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)



                                    171045305
                                 (CUSIP Number)


       Lisa Merchant, Esq., 1001 Nineteenth Street North, Arlington, VA 22209
                                  (703) 469-1188

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 30, 2000

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Friedman, Billings, Ramsey Group, Inc.
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       54-1837743
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            15,000,000
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       0
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       15,000,000
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,000,000
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.8%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Friedman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH              0
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       15,000,000
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       15,000,000
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,000,000
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.8%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON: Eric F. Billings
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH              0
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       15,000,000
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       15,000,000
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,000,000
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.8%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: W. Russell Ramsey
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       15,000,000
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       15,000,000
--------------------------------------------------------------------------------

   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,000,000
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         69.8%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

ITEM 1.     Security and Issuer.

      This Statement relates to the common stock of Cypress Financial Services, Inc.., having its principal executive office at 5400 Orange Avenue, Suite 200.

ITEM 2.     Identity and Background.

      This  statement is being filed by Friedman, Billings, Ramsey Group, Inc.:

      (a)-(c) The Reporting Person, Friedman, Billings, Ramsey Group, Inc., is a Virginia corporation and holding company for certain asset management and capital markets businesses. The shares underlying this filing were purchased by FBR Financial Fund, II ("Financial Fund"), a fund whose general partner, FBR Financial Fund Management, LLC, is managed and controlled by Friedman, Billings, Ramsey Investment Management, Inc.(FBRIM), an investment adviser registered with the Securities and Exchange Commission and wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc.

      (d)-(e) During the last five years, Friedman, Billings, Ramsey Group, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Funds for the purchase of the securities are derived from the Reporting Person's working capital. Specifically, $7,500,000 in cash was paid to the Issuer in consideration for 15,000,000 shares of common stock of the Issuer.

ITEM 4. Financial Fund acquired the common stock of the Issuer for investment in a transaction in which the Reporting Person paid to the Issuer $7,500,000 in exchange for 15,000,000 shares pursuant to the terms of a Common Stock Purchase Agreement between the Issuer and Financial Fund (See Item 2).

            Pursuant to the terms of the Purchase Agreement Financial Fund, the Issuer, and Pacific Life Insurance Company ("Pacific Life"), which owns 9.9% of the Issuer's common stock on a fully diluted basis, entered into a Voting Agreement dated May 30, 2000 (the "Voting Agreement") under which Financial Fund and Pacific Life have, under certain circumstances, various rights and obligations related to the voting of the common stock of the Issuer held by Financial Fund and Pacific Life.

            Pursuant to the terms of the Purchase Agreement and the Voting Agreement, (i) the Board of Directors of the Issuer (the "Board") has been reconstituted at five members, (ii) four of the Issuer's directors have resigned from the Board and (iii) the remaining director has appointed George L. McCabe, Jr. and Edward M. Wheeler, both of whom are managing directors of FBRIM (see Item 2), to fill two of the vacancies on the Board.

            Under the terms of and subject to the conditions of the Voting Agreement, Financial Fund and Pacific Life agreed to vote for (i) one Board member designated for nomination by Financial Fund and
            (ii) one Board member designated for nomination by Pacific Life. Financial Fund has the ability to elect the remaining members of the Board by virtue of its voting control of the Issuer.

            On May 30, 2000, the Issuer entered into agreements to purchase (i) all of the outstanding capital stock of Orange County Professional Services, Inc. and its affiliated companies and (ii) substantially all of the assets of Insource Medical Solutions, Inc., RBA Rem-Care, Inc. and Hospital Employee Labor Pool. It is expected that upon the consummation of the closing of these acquisitions, the Board shall appoint Manuel Occiano, the Issuer's chief executive officer, to fill one of the current vacancies on the Board.

ITEM 5.     Interest in Securities of the Issuer.

            There are approximately 21,493,904 shares of common stock issued and outstanding.

            As of May 30,2000 :

            (a) Amount beneficially owned: 15,000,000
                Percent of class: 69.8%

            (b) The number of shares as to which the Reporting Person has:

                (i) Sole power to vote or direct the vote:  15,000,000 shares

               (ii) Shared power to vote or direct the vote: none

              (iii) Sole power to dispose or direct the disposition of:
                                                             15,000,000 shares

               (iv) Shared power to dispose or direct the disposition of: none

           (c) Recent Transactions: Not applicable

           (d) Grants with Respect to Dividents or Sales Proceeds:
                                                                 Not applicable.

           (e) Date of Cessation of Five Percent Beneficial Ownership:
                                                                 Not applicable.


ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           Pursuant to an Investor's Rights Agreement between Financial Fund and the Issuer dated May 30, 2000, Financial Fund has, under certain circumstances, various rights related to the registration of common stock of the Issuer purchased by Financial Fund.

Item 7.    Material to be Filed as Exhibits.

           The following exhibits are filed as part of this report in accordance the provisions of Item 601 of Regulation S-B:

            Exhibit       Name of Exhibit

              1 Common Stock Purchase Agreement by and between Cypress Financial Services, Inc. and FBR Financial Fund II, L.P. dated May 30, 2000

              2 Voting Agreement by and among Cypress Financial Services, Inc., FBR Financial Fund II, L.P. and Pacific Life Insurance Company dated May 30, 2000.

              3 Investor's Rights Agreement by and between Cypress Financial Services, Inc. and FBR Financial Fund II, L.P. dated May 30,2000.

Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.


Dated:   June 9, 2000               By: /s/ EMANUEL J. FRIEDMAN
                                         ---------------------------------
                                         Name:  Emanuel J. Friedman
                                         Title: Chairman




Dated:   June 9, 2000               /s/ ERIC F. BILLINGS
                                        ----------------------------------
                                             Eric F. Billings




Dated:   June 9, 2000               /s/ EMANUEL J. FRIEDMAN
                                        ----------------------------------
                                             Emanuel J. Friedman




Dated:   June 9, 2000               /s/ W. RUSSELL RAMSEY
                                        ----------------------------------
                                             W. Russell Ramsey

Original Signature Page

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.




Dated:   June 9, 2000                  By:
                                          ---------------------------------
                                            Name:  Emanuel J. Friedman
                                            Title: Chairman




Dated:   June 9, 2000
                                         ----------------------------------
                                              Eric F. Billings




Dated:   June 9, 2000
                                         ----------------------------------
                                              Emanuel J. Friedman




Dated:   June 9, 2000
                                         ----------------------------------
                                              W. Russell Ramsey




                          Page 6 of 6 Pages